FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

June 15, 2005

Commission File Number 000-30838

InfoVista S.A.

(Translation of registrant’s name into English)

6, rue de la Terre de Feu
91940 Les Ulis, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☑	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Enclosures: InfoVista Implements a Liquidity Contract

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.
Date: June 15, 2005	By:	/s/ Philippe Ozanian
		Name:	Philippe Ozanian
		Title:	Chief Financial Officer

INFOVISTA IMPLEMENTS A LIQUIDITY CONTRACT

Les Ulis, France — June 15, 2005 — InfoVista (Compartment C of Eurolist by Euronext — ISIN Code: FR0004031649, NASDAQ: IVTA), today announced that it has mandated Fortis Bank as a financial services intermediary (‘prestataire de services d’investissement’) to implement a liquidity contract (‘contrat de liquidité’) effective June 14, 2005 and for an indeterminate period of time. This contract is compliant with the Business Ethics Charter of the AFEI (French Association of Investment Firms) which was approved on March 14, 2005 by the French AMF (‘Autorité des marchés financiers’).

This contract relates to InfoVista shares traded on Eurolist by Euronext.

The following resources have been allocated to the liquidity account:

•	11,603 ordinary shares

•	97,604.99 euros

Contact:	Karena D’Arcy Investor Relations Manager InfoVista +33 1 64 86 85 65 kdarcy@infovista.com

About InfoVista

InfoVista is the Service-Centric Performance Management Software Company that assures the optimal delivery of business-critical IT services. Driven by a uniquely adaptive and real-time technology foundation, InfoVista solutions improve business effectiveness, reduce operating risk, lower cost of operations, increase agility and create competitive advantage. Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, rely on InfoVista to enhance the business value of their technology assets. Representative customers include Allstream, Banques Populaires, Banque de France, Broadwing Communications, Defense Information Systems Agency (DISA), Deloitte & Touche, Deutsche Telecom, France Telecom, Savvis Corporation, SingTel, US Cellular and Verio Inc. InfoVista stock is traded on the NASDAQ (IVTA) and the Nouveau Marché (FR0004031649). For more information about the company, please visit www.infovista.com

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Autorité des Marchés Financiers. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

InfoVista is a registered trademark of InfoVista, S.A.